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                         Omrix Biopharmaceuticals, Inc.
                          630 Fifth Avenue, 22nd Floor
                            New York, New York 10111




                                                         April 7, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington DC, 20549

Attention: Jeffrey Riedler and Zafar Hasan

             Re:   Omrix Biopharmaceuticals, Inc.;
                   Registration Statement on Form S-1 (File No. 333-131107)
                   -------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended (the "Securities Act"), we respectfully request that the effective date of the above-referenced registration statement be accelerated by the Securities and Exchange Commission (the "Commission") to 2:00 p.m. Eastern Time on April 11, 2006, or as soon as practicable thereafter.

     Omrix Biopharmaceuticals, Inc. (the "Company") acknowledges that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company acknowledges that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the common stock specified in the Registration Statement.



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     The Company requests that it be notified of such effectiveness by a telephone call to Andrea Nicolas of Skadden, Arps, Meagher & Flom LLP at (212) 735-3416 and that such effectiveness also be confirmed in writing. Please send copies of any correspondence with the original by mail to Andrea Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036.



                                Very truly yours,


                                Omrix Biopharmaceuticals, Inc.

                                By: /s/ Michael Burshtine
                                    -------------------------
                                    Name:   Michael Burshtine
                                    Title:  Senior Vice President and Chief
                                            Financial Officer